SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 333-1926

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K    [ ] Form 11-K   [ ] Form 20-F    [X] Form 10-Q
[ ] Form N-SAR

      For Period Ended:       September 30, 1998
                              ------------------

[ ]   Transition Report on Form 10-K        [ ]  Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F        [ ]  Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K

      For the Transition Period Ended: _______________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant       Doctors Health, Inc.
                              --------------------
Former name if applicable

                  Doctors Health System, Inc.
                  ---------------------------

Address of principal executive office (Street and number)

                  10451 Mill Run Circle, 10th Floor
                  ---------------------------------

City, state and zip code      Owings Mills, Maryland 21117
                              ----------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a)  The reasons described in reasonable detail in Part III of this
        |      form could not be eliminated without unreasonable effort or
        |      expense;
        |
        | (b)  The subject annual report, semi-annual report, transition report
        |      on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
[check] |      be filed on or before the 15th calendar day following the
        |      prescribed due date; or the subject quarterly report or
        |      transition report on Form 10-Q, or portion thereof will be filed
        |      on or before the fifth calendar day following the prescribed due
        |      date; and


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          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Issuer could not file its Form 10-Q within the prescribed time period due to difficulties in connection with gathering information for and assembling the requisite financial statements. The Issuer has recently had several key finance personnel terminate their employment with the Company and additional time to prepare such financial information is necessary.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

      Elizabeth R. Hughes                       (410)             244-7608
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            (Name)                           (Area Code)      (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Doctors Health, Inc.
--------------------------------------------------------------------------------
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 14, 1998       By /s/ THOMAS F. MAPP
                                 ______________________________________
                                 Thomas F. Mapp, Vice President

      Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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


Securities and Exchange Commission
Form 12-25
Commission File No. 333-1926
Notification of Late Filing
Attachment for Part IV (3) Other Information

            The Company anticipates that its net loss for the three months ended September 30, 1998 will be substantially greater than its net loss for the three months ended September 30, 1997 due to an increase in medical services expenses. Although the Company anticipates that total revenue increased from $7,966,401 to approximately $31,000,000, for the three months ended September 30, 1997 and 1998, respectively, the Company anticipates that medical services expense for the three months ended September 30, 1998 will be substantially greater than the medical services expenses of $3,908,010 for the three months ended September 30, 1997. Due to resignations of several key finance department employees, the Company requires additional time to accurately determine the amount of medical services expense for the three months ended September 30, 1998 and other factors that impact its results of operation. As a result of the above, the Company does not believe it would be able to make a reasonable estimate of medical services expense and such other factors affecting results of operations as of the date of this filing.

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